UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Regis Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title and Class of Securities)

758932107

(CUSIP Number)

Caren Abramovich

Birch Run Capital Advisors, LP

1350 Broadway

Suite 2412

New York, NY 10018

(212) 433-1980

with a copy to:

Douglas Rappaport

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036-6745

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2014

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 758932107	Page 2 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Birch Run Capital Advisors, LP *
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,504,788
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,996,589
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,996,589
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 17.6%**
(14)	Type of Reporting Person (See Instructions): IA

*	Birch Run Capital Advisors, LP is a registered investment adviser.
**	This calculation is based on a total of 56,698,587 shares of the issuer’s common stock outstanding as of December 31, 2013, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on January 27, 2014.

Schedule 13D

CUSIP No. 758932107	Page 3 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): BRC Advisors GP, LLC*
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,504,788
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,996,589
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,996,589
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 17.6%**
(14)	Type of Reporting Person (See Instructions): IA

*	BRC Advisors GP, LLC is the General Partner to Birch Run Capital Advisors, LP, the registered investment adviser.
**	This calculation is based on a total of 56,698,587 shares of the issuer’s common stock outstanding as of December 31, 2013, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on January 27, 2014.

Schedule 13D

CUSIP No. 758932107	Page 4 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Daniel Gordon Beltzman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,504,788
	(9)	Sole Dispositive Power 12,032**
	(10)	Shared Dispositive Power 9,996,589
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,008,621
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 17.7%*
(14)	Type of Reporting Person (See Instructions): IN

*	This calculation is based on a total of 56,698,587 shares of the issuer’s common stock outstanding as of December 31, 2013, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on January 27, 2014.
**	Daniel Beltzman was awarded a grant of 12,032 restricted stock units (RSUs). Each RSU represents a contingent right to receive one share of RGS common stock.

Schedule 13D

CUSIP No. 758932107	Page 5 of 13 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Gregory Howard Smith
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 8,504,788
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,996,589
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,996,589
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 17.6%*
(14)	Type of Reporting Person (See Instructions): IN

*	This calculation is based on a total of 56,698,587 shares of the issuer’s common stock outstanding as of December 31, 2013, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on January 27, 2014.

Schedule 13D

CUSIP No. 758932107	Page 6 of 13 Pages

This Amendment No. 3 amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on May 17, 2012, July 18, 2012 and November 6, 2012 by Daniel Beltzman, Gregory Smith and Birch Run Capital, LLC n/k/a Birch Run Capital Advisors, LP (collectively, the “Reporting Persons”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Birch Run Capital Advisors, LP (f/k/a Birch Run Capital, LLC) (the “Adviser”) advises the accounts of Birch Run Capital Partners, LP, Walnut BRC, LP and Torch BRC, LP, (collectively, the “Funds”), which have purchased an aggregate of 9,996,589 common shares for a total consideration (including brokerage commissions) of $159,961,199.70 derived from the capital of each of the aforementioned accounts.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons continuously assesses the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. The Adviser intends to purchase additional shares of Common Stock in the open market. However, the timing and amount of such purchases will depend upon a variety of factors, including, without limitation, legal considerations, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Adviser may deem material to its investment decision. Notwithstanding the foregoing, the Adviser may decide not to make purchases in the open market, may seek to sell shares depending on general economic and/or market conditions.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Schedule 13D

CUSIP No. 758932107	Page 7 of 13 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) - 5(c) are hereby amended as follows:

(a)	Birch Run Capital Advisors, LP (“BRC”), BRC Advisors GP, LLC (“BRC GP”) and Gregory Smith each beneficially own 9,996,589 aggregate shares of the Issuer, representing 17.6% of the Issuer’s common stock outstanding*. Daniel Beltzman beneficially owns 10,008,621 aggregate shares of the Issuer, representing 17.7% of the Issuer’s common stock outstanding.* Of the 9,996,589 aggregates shares referenced above, Birch Run Capital Partners, LP holds 1,361,044 shares, Walnut BRC, LP holds 4,853,239 shares and Torch BRC, LP holds 3,782,306 shares.

*	This calculation is based on a total of 56,698,587 shares of the issuer’s common stock outstanding as of December 31, 2013, as last reported by the issuer in its Form 8-K filed with the U.S. Securities and Exchange Commission on January 27, 2014.

(b)	BRC, BRC GP, and Messrs. Beltzman and Smith each have shared voting power over 8,504,788 shares of the Issuer’s common stock outstanding. Voting power is limited due to the Letter Agreement described in Item 6 below. BRC, BRC GP, and Messrs. Beltzman and Smith each have shared dispositive power over 9,996,589 shares of the Issuer’s common stock. Daniel Beltzman has sole dispositive power over 12,032 shares of the Issuer’s common stock.

(c)	All transactions in the shares effected during the 60 days prior to and including January 31, 2014 by the accounts beneficially owned by the Reporting Persons are set forth below.

PARTY EFFECTING TRANSACTION	DATE	BUY / SELL	QUANTITY	AVERAGE PRICE ($)[1]	CURRENCY
Birch Run Capital Partners, LP	1/29/2014	Buy	357,604	12.1295	USD
Walnut BRC, LP	1/29/2014	Buy	500,145	12.1295	USD
Torch BRC, LP	1/29/2014	Buy	370,850	12.1580	USD
Birch Run Capital Partners, LP	1/30/2014	Buy	59,116	12.2080	USD
Walnut BRC, LP	1/30/2014	Buy	82,679	12.2080	USD
Torch BRC, LP	1/30/2014	Buy	104,065	12.2080	USD
Birch Run Capital Partners, LP	1/31/2014	Buy	6,744	12.4971	USD
Walnut BRC, LP	1/31/2014	Buy	9,432	12.4971	USD
Torch BRC, LP	1/31/2014	Buy	11,872	12.4971	USD

[1]	Exclusive of brokerage fees and commissions.

(d)	Item 5(a) above is incorporated by reference herein.

Schedule 13D

CUSIP No. 758932107	Page 8 of 13 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On September 23, 2013, the Adviser executed a Letter Agreement (attached as Exhibit C to Item 7) wherein the Adviser agreed to vote all Common Shares that it beneficially owned in excess of 15% of the Common Shares outstanding on all matters on which a vote, consent or approval of the holders of Common Shares is sought in the same manner as and in the same proportion to the votes actually cast by the holders of Common Shares. The Adviser further agreed to grant an irrevocable proxy to the Chief Executive Officer and/or Chief Financial Officer of the Issuer to permit the Issuer to vote such shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits or schedules.

Exhibit A.	Joint Filing Agreement*

Exhibit B.	Power of Attorney*

Exhibit C.	Letter Agreement

*	As previously filed.

Schedule 13D

CUSIP No. 758932107	Page 9 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of January 31, 2014

Birch Run Capital Advisors, LP

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer
BRC Advisors GP, LLC, the General Partner

Daniel Beltzman

By:	/s/ Daniel Beltzman
Name: Daniel Beltzman

Gregory Smith

By:	/s/ Gregory Smith
Name: Gregory Smith

BRC Advisors GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Schedule 13D

CUSIP No. 758932107	Page 10 of 13 Pages

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule 13D

CUSIP No. 758932107	Page 11 of 13 Pages

Exhibit A Schedule 13D Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: January 31, 2014

Birch Run Capital Advisors, LP

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer
BRC Advisors GP, LLC, the General Partner

Daniel Beltzman

By:	/s/ Daniel Beltzman
Name: Daniel Beltzman

Gregory Smith

By:	/s/ Gregory Smith
Name: Gregory Smith

Schedule 13D

CUSIP No. 758932107	Page 12 of 13 Pages

BRC Advisors GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Schedule 13D

CUSIP No. 758932107	Page 13 of 13 Pages

Exhibit B Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned Caren Abramovich hereby constitutes and appoints Gregory Smith to act on Caren Abramovich’s behalf in the event that she is not available or able to sign, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: January 31, 2014

/s/ Caren Abramovich
Caren Abramovich